UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 23, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated October 23, 2017 of Global Ship Lease, Inc. (the “Company”) announcing that the Company has priced an offering of $360,000,000 aggregate principal amount of 9.875% first priority secured notes due 2022 at an issue price of 99.0% in a private placement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
Date: October 23, 2017	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Global Ship Lease Announces Pricing of

9.875% First Priority Secured Notes Due 2022

LONDON, October 23, 2017 (GLOBE NEWSWIRE) — Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that it has priced an offering of $360,000,000 aggregate principal amount of 9.875% first priority secured notes due 2022 (the “Notes”) at an issue price of 99.0% in a private placement (the “Offering”).

The Company intends to use the proceeds from the Offering, together with borrowings under a new super senior secured term loan facility, to refinance the Company’s existing 10.000% first priority secured notes due 2019 and repay all outstanding borrowings under, and terminate, each of the Company’s existing revolving credit facility and existing secured term loan.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Notes may not be offered or sold within the United States or to U.S. persons, except to “qualified institutional buyers” in reliance on the exemption from registration provided by Rule 144A and to certain persons in offshore transactions in reliance on Regulation S. You are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. This announcement does not constitute an offer to sell or the solicitation of an offer to buy Notes in any jurisdiction in which such an offer or sale would be unlawful.

Application will be made to list the Notes on the Official List of The International Stock Exchange Authority Limited (the “TISE”, formerly the Channel Islands Securities Exchange Authority Limited) and for the Notes to be admitted to trading on the TISE.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at August 31, 2017 of 12.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at August 31, 2017 is 3.1 years or 3.4 years on a TEU weighted basis, taking into account the two charter extensions announced on September 11, 2017 and the new charter for the OOCL Tianjin, announced on October 19, 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

CONTACT:	Investor and Media Contact: The IGB Group Bryan Degnan 646-673-9701 or Leon Berman 212-477-8438